Exhibit 3.9

CERTIFICATE OF AMENDMENT TO
CERTIFICATE OF INCORPORATION OF
TROPICANA LAS VEGAS HOTEL AND CASINO, INC.

Tropicana Las Vegas Hotel and Casino, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Company”), DOES HEREBY CERTIFY:

FIRST: That pursuant to actions of the Board of Directors of the Company dated September 21, 2012, resolutions were duly adopted setting forth a proposed amendment of the Company’s Certificate of Incorporation (the “Certificate of Incorporation”), declaring said amendment to be advisable and providing that the amendment be presented to the stockholders for consideration and action by written consent.  The resolution setting forth the proposed amendment is as follows:

“RESOLVED, that the Certificate of Incorporation be amended by changing Article 4 thereof so that, as amended, Article 4 shall read as follows in its entirety:

“FOURTH:  The total number of shares of all classes of stock that this Corporation is authorized to issue is thirty five million forty nine thousand two hundred and two (35,049,202) shares, consisting of the following:

(A)  16,500,000 shares designated as Class A Common Stock, with one penny ($0.01) par value per share (“Class A Common Shares”);

(B)  16,500,000 shares designated as Class B Common Stock, with one penny ($0.01) par value per share (“Class B Common Shares” and together with the Class A Common Shares, “Common Shares”);

(C)  2,049,202 shares designated as Class A Preferred Stock, with one penny ($0.01) par value per share (“Preferred Shares”)

To the extent permitted by applicable law, each Class A Common Share shall be convertible into a Class B Common Share, in each case as adjusted for any stock dividends, splits, combinations, recapitalizations, reclassifications and similar events, upon not less than five (5) days’ written notice delivered to the Corporation at its registered office by the holder of such Class A Common Share.

To the extent permitted by applicable law, each Class B Common Share shall be convertible into a Class A Common Share, in each case as adjusted for any stock dividends, splits, combinations, recapitalizations, reclassifications and similar events, upon not less than five (5) days’ written notice delivered to the Corporation at its registered office by the holder of such Class B Common Share; provided, however, that, to the extent that (i) the conversion of any Class B Common Share would result in any individual, entity or association (each, a “Person”) having to be licensed or found suitable under applicable Gaming Laws or such conversion otherwise requires approvals under applicable Gaming Laws and (ii) such Person and/or conversion has not received all licenses and approvals required by the applicable Gaming Laws or been found suitable under the applicable Gaming Laws, the holder of such Class B Common Share shall not be entitled to convert such Class B Common Share.

If the conversion of any Common Share is in connection with the consummation of the initial public offering of the Company’s common stock on a national securities exchange, any subsequent public offering or any sale thereof, the conversion may, at the option of the holder tendering such Common Share for conversion, be conditioned upon the consummation of such initial public offering or subsequent public offering or the closing of such sale of such Common Share with the purchaser in such sale, as applicable, in which event such conversion of such Common Share shall not be deemed to have occurred until immediately prior to the consummation of such initial public offering or subsequent public offering or the closing of such sale, as applicable. With respect to the conversion of a Common Share conditioned upon a sale thereof, the Company shall be provided with reasonable evidence of such closing prior to effecting such conversion.

The Preferred Shares may be issued from time to time in one or more series, each of which series shall have such distinctive designations and number of shares as shall be fixed by the board of directors of the Corporation prior to the issuance of any shares thereof.  Each such series of Preferred Shares shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions, as shall be stated in such resolution or resolutions providing for the issue of such series of Preferred Shares as may be adopted from time to time by the board of directors of the Corporation prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware.  Except to the extent otherwise provided in any resolution or resolutions providing for the issue of any series of Preferred Shares, the number of authorized Preferred Shares may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Notwithstanding anything contained in this Certificate of Incorporation to the contrary, this Certificate of Incorporation and the rights of each holder of Common Shares and Preferred Shares shall be subject at all times to compliance with all legal requirements pursuant to which the Nevada Gaming Control Board, the Nevada Gaming Commission and the Clark County Liquor and Gaming Licensing Board, possess regulatory, licensing, permit, approval or suitability authority with respect to gambling, gaming or casino activities conducted within Clark County, Nevada, including, specifically, the Nevada Gaming Control Act, as codified in Chapter 463 of the Nevada Revised Statutes, the regulations of the Nevada Gaming Commission promulgated thereunder and the Clark County Code, all as amended from time to time (collectively, the “Gaming Laws”).

In all matters submitted to a vote of the stockholders of the Corporation, each holder of Class A Common Shares shall be entitled to one vote, in person or by proxy, for each Class A Common Share standing in such holder’s name on the stock transfer records of the Corporation. To the fullest extent permitted by law, holders of Class B Common Shares shall not be entitled to vote on any matter submitted to a vote of the stockholders of the Corporation.”

SECOND: That thereafter, in accordance with Section 228 of the General Corporation Law of the State of Delaware, holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted acted by written consent, dated October 12, 2012, to approve the adoption of that said amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Tropicana Las Vegas Hotel and Casino, Inc. has duly caused this certificate to be signed by Joanne M. Beckett, its Vice-President, General Counsel and Secretary, this 1st day of November 2012.

TROPICANA LAS VEGAS HOTEL AND CASINO, INC.

By:	/s/ Joanne M. Beckett
Joanne M. Beckett
Title: Vice-President, General Counsel and Secretary